[MARATHON ACQUISITION CORP. LETTERHEAD]

July 9, 2008

Re:	GSL Holdings, Inc.
Registration Statement on Form F-4 (File No. 333-150309)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Max A. Webb

Dear Mr. Webb:

GSL Holdings, Inc. (the “Registrant”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that this Registration Statement may become effective by 3:00 p.m., Eastern Daylight Time on July 9, 2008, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Edward Chung of Simpson Thacher & Bartlett LLP, at (212) 455-3023.

Very truly yours,

GSL HOLDINGS, INC.

By:	/s/ Michael S. Gross

	Name:	Michael S. Gross
	Title:	Chief Executive Officer, Principal Accounting Officer and Director

cc:	Securities and Exchange Commission

John Stickel

Hanna Teshome

Claire Erlanger

Linda Cvrkel

Watson, Farley & Williams LLP

Antonios Backos

Orrick, Herrington & Sutcliffe LLP

Antonios Backos